Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Years ended December 31,					Nine Months ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Fixed Charges:
Capitalized interest	$15,821	$39,052	$45,211	$—	$4,799	$2,032	$22,325
Interest expensed	9,120	—	18,131	63,573	110,349	81,072	66,353
Portion of rent expense representative of interest (1)	216	2,027	7,575	6,646	7,517	5,812	4,379

Total fixed charges	$25,157	$41,079	$70,917	$70,219	$122,665	$88,916	$93,057

Earnings:
Loss before income taxes	(36,896)	(51,873)	(284,379)	(495,012)	(584,535)	(421,586)	(427,436)
Fixed charges, less capitalized interest	9,336	2,027	25,706	70,219	117,866	86,884	70,732
Depreciation and write-off of capitalized interest	—	—	6,888	9,136	11,058	8,295	8,295

Earnings (loss) adjusted for fixed charges	$(27,560)	$(49,846)	$(251,785)	$(415,657)	$(455,611)	$(326,407)	$(348,409)
Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$52,717	$90,925	$322,702	$485,876	$578,276	415,323	441,466

(1)	One-third of rent expense is deemed to be representative of interest.